U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                      FORM 10-SB/   A 1


         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934


                PRINCETON MANAGEMENT CORPORATION
         (Name of Small Business Issuer in its charter)


           Colorado                               84-1039267
  (State or other jurisdiction of              (I.R.S. Employer
   incorporation or organization)             Identification No.)


     5650 Greenwood Plaza Blvd.
            Suite 216
        Englewood, Colorado                          80111
(Address of principal executive offices)           (Zip code)

Issuer's telephone number: (303) 741-1118


Securities to be registered pursuant to Section 12(b) of the Act:
                              none

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock
                        (Title of Class)









              Page One of    Thirty Seven     Pages
              Exhibit Index is Located at Page 34.


                        TABLE OF CONTENTS

                                                             Page
Part I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   17

Item 7.   Certain Relationships and
          Related Transactions.  . . . . . . . . . . . . . .   18

Item 8.   Description of Securities. . . . . . . . . . .    19

Part II
Item 1.   Market for Common Equities and Related Stockholder
          Matters . . . . . . . . . . . . . .. . . . . . . .   20

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   22

Item 3.   Changes in and Disagreements with Accountants. . .   22

Item 4.   Recent Sales of Unregistered Securities. . . . . .   22

Item 5.   Indemnification of Directors and Officers. . . . .   23

Part F/S
          Financial Statements . . . . . . . . . . . . . . .   24

Part III
Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   34

Item 2.   Description of Exhibits. . . . . . . . . . . .    36



                             PART I

Item 1.  Description of Business

     Princeton Management Corporation (the "Company"), was incorporated on October 16, 1986 under the laws of the State of Colorado under the name Princeton Oil & Gas, Inc., to engage in any lawful corporate undertaking. In November, 1996, the Company's shareholders approved an amendment to the Company's Articles of Incorporation, changing the name of the Company to Princeton Management Corporation, among other matters.

     The Company has been in the developmental stage since inception and initially was engaged in the business of oil and gas exploration. In November 1996, the Company's Board of Directors elected to change the Company's principal business purpose to those activities described below under "Item 2. Plan of Operation." The Company will seek out, investigate and possibly acquire an interest in business opportunities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2. Plan of Operation."

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction, No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. Management presently holds approximately 44.7% interest in the
Company, which will virtually assure adoption of any matter acceptable to management which requires majority approval by the
Company's shareholders.      While seeking a business combination,
management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 20 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 4. Security Ownership of Certain Beneficial Owners and Management - Resumes."

        While as of the date of this registration statement no member of management presently holds any interest in any other company engaged in a similar business to that of the Company,
the     Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Item 5. Indemnification of Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts as well as the efforts of the Company's legal counsel and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the

Company's then shareholders. In the event it is necessary to obtain the approval of the shareholders of the Company to lawfully consummate a business transaction, the effect will be to assure such approval where management supports such a business transaction because management presently controls sufficient shares of the Company to effectuate a positive vote on the proposed transaction.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement may also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 5650 Greenwood Plaza Blvd., Suite 216, Englewood, Colorado 80111. This space is provided to the Company on a rent free basis by the President of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of           Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
________    _________________________   __________     __________
Common      Greg Simonds                 100,000         34.65%
            5650 Greenwood Plaza Blvd.
            Suite 216
            Englewood, CO 80111

Common      Gilberta P. Gara              29,100         10.08%
            RR2, Box 241
            Torrington, WY 82240

Common      Gerald Loffredo               57,500         19.92%
            1990 W. Rockrose Way
            Chandler, AZ 85248

Common      Ray Daniels                   50,000         17.32%
            898 Pimlico Court
            Boulder, CO 80303


                                                               14


                    Name and            Amount and
                   Address of           Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
________    _________________________   __________     __________

Common      Agnes Olsen                   20,000          6.93%
            6600 France Ave. South #425
            Minneapolis, MN 55435

Common      All Officers and             129,100         44.73%
            Directors as a
            Group (2 persons)



     The balance of the Company's outstanding Common Shares are held by 5 persons.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The directors and officers of the Company are as follows:

Name                       Age          Position
________________           ___          _________________________
Greg Simonds                45          President, Director

Gilberta P. Gara            54          Secretary/Treasurer &
                                          Director


     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Gregory J. Simonds, is President and a director of the Company, positions he has held since November 1996. In addition to his positions with the Company, since June 1991, Mr. Simonds has been self-employed, acting as a consultant to various different companies, both public and private, as well as managing his own investment portfolio. Mr. Simonds received a Bachelor of Science degree from New England College, Henniker, New Hampshire in 1973. Mr. Simonds devotes only such time as necessary to the business of the Company, which time is not expected to exceed 20 hours per month.

     Gilberta P. Gara, is Secretary/Treasurer and a director of the Company, positions she has held since November 1996. Prior, from the Company's inception until November 1996, she was President and a director of the Company. In addition to her positions with the Company, since November 1994, Ms. Gara has also been an independent distributor for The People's Network, a television network based in Dallas, Texas. Prior, from 1990 through October 1994, she was the owner and operator of Gara & Sons, Torrington, Wyoming, a distributor of giftware lines. In January 1992, Ms. Gara filed a petition for protection under the U.S. Bankruptcy Code with the United States Federal Bankruptcy Court located in Denver, Colorado, where a discharge was entered in May 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

Prior "Blank Check" Experience

     None of the officers and/or directors of the Company have had any prior experience with any "blank-check" companies.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date
of this registration statement, but    such compensation will be
negotiated on an "arm's length" basis between the respective
parties.  Any such arrangement     is expected to be comparable to
consideration normally paid in like transactions   , in that the
total comepnsation is not expected to exceed 10% of the value of
such transaction    .  No member of management of the Company will
receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     In November 1996, the shareholders approved the adoption of a Stock Plan pursuant to Rule 701 promulgated under the Securities
Act of 1933 for the benefit of its officers, directors and employees. As of the date of this registration statement, no shares have been issued under the Plan.

Item 7.  Certain Relationships and Related Transactions.

     In November 1996, Mr. Simonds was issued an aggregate of 100,000 shares of the Company's common stock for total cash consideration of $5,000 ($0.05 per share). There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 120,000,000 shares, of which 20,000,000 shares are Preferred Shares, par value $0.01 per share, and 100,000,000 are Common Shares, par value $0.0001 per share. There are 288,600 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the
Company.     This may include issuance of Preferred Stock to deter
or delay a takeover that the Company's management opposes, or as part of the structure of a proposed merger or acquisition as a mechanism to means of providing control over the Company to the parties to whom such shares were issued.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                             PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination, and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In November 1986, the Company issued 39,000 shares of its Common Shares to its initial shareholders for cash consideration of $390.00 ($.01 per share) and, subsequently, in March 1987, the Company issued an additional 149,600 shares of its Common Stock for cash consideration of $149,600 ($1.00 per share). Thereafter, in November 1996 the Company issued 100,000 common shares to Mr. Simonds in exchange for cash consideration aggregating $5,000 ($0.05 per share). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this registration statement, 188,600 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who
has satisfied a    one     year holding period, under certain
circumstances, may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without
any quantity limitation by a person who has satisfied a    two
year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In November 1996, the Company issued an aggregate of 100,000 shares of common stock in favor of Mr. Simonds in exchange for aggregate consideration of $5,000 ($0.05 per share). Other than this issuance, the Company has not issued any of its securities during the three year period preceding the date of this Registration Statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this report, 188,600 shares of the Company's issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a two year holding period, under certain circumstances, may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation, as amended, incorporate the provisions of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or contemplated suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                            PART F/S

Financial Statements.

     The following financial statements are attached to this report and filed as a part thereof. See page 26.

     1)  Table of Contents - Financial Statements
     2)  Report of Independent Auditor
     3)  Balance Sheet
     4)  Statement of Cash Flows
     5)  Statement of Shareholders' Equity
     6)  Notes to Financial Statements

                Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
(A Developmental Stage Company)


                      FINANCIAL STATEMENTS

                              with

                  Independent Auditors' Report

         For The Years Ended December 31, 1996 and 1995
         And For the Period January 1, 1996 (Inception)
                    through December 31, 1996

                Princeton Management Corporation
                  fka Princeton Oil & Gas, Inc.
                 (A Developmental Stage Company)

                        TABLE OF CONTENTS
                                                              Page
     Independent Auditors' Report                               1

     Financial Statements

     Balance Sheet                                              2

     Statement of Operations                                    3

     Statement of Cash Flows                                    4

     Statement of Shareholder's Equity                          5

     Notes to the Financial Statements                         6-7


Kish, Leake & Associates, P.C
Certified Public Accountants
7901 E. Belleview Ave., Suite 220
Englewood, Colorado 80111
Telephone (303) 779-5006
Facsimile (303) 779-5724
Independent Auditor's Report

We have audited the accompanying balance sheet of Princeton Management Corporation, fka Princeton Oil & Gas, Inc. (a Developmental Stage Company), at December 31, 1996 and the related statement of operations, shareholders' equity, and cash flows for the years ended December 31, 1996 and 1995 and the period January 1, 1996 (Inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Management Corporation at December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and the period January 1, 1996 (Inception) through December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise. The deficiency in working capital as of December 31, 1996 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
   March 13    , 1997

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Balance Sheet
------------------------------------------------------------------
                                                          December
                                        NOTES             31, 1996
                                        _____             ________
ASSETS

   Cash                                                     $1,065
                                                          ________

TOTAL ASSETS                                                $1,065


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                      0
                                                          ________

SHAREHOLDERS' EQUITY

Preferred Stock, .01 Par Value.
Authorized 20,000,000 Shares; Issued
And Outstanding 0 Shares.                                        0

Common Stock, .0001 Par Value.
Authorized 100,000,000 Shares; Issued
And Outstanding 288,600 Shares.                                 29

Additional Paid In Capital                                 154,971

Retained (Deficit)                                        (148,616)

Retained (Deficit Accumulated During The
 Development Stage                                          (5,319)
                                                          ________

TOTAL SHAREHOLDERS' EQUITY                                   1,065
                                                          ________

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                        $1,065


          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -2-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Operations
------------------------------------------------------------------
                                                         Inception
                                                          (January
                                                          1, 1996)
                                                          through
                                      December  December  December
                    NOTES             31, 1996  31, 1995  31, 1996
                    _____             ________  ________  ________
Revenue                                     $0        $0        $0

Expenses
   Administrative                          145         0       145
   Legal and Accounting                  5,200       473     5,200
                                      ________  ________  ________

Total Expenses                           5,345       473     5,345
                                      ________  ________  ________

Net (Loss) Before Other Income          (5,345)     (473)   (5,345)

Other Income  - Interest                    26        38        26
                                      ________  ________  ________

Net (Loss)                             ($5,319)    ($435)  ($5,319)

Net (Loss) Per
 Common Share                           ($0.02)   ($0.00)   ($0.02)

Common Shares
 Outstanding                           288,600   188,600   288,600










          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -3-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Cash Flows
------------------------------------------------------------------
                                                         Inception
                                                          (January
                                                          1, 1996)
                                                          through
                                      December  December  December
                             NOTES    31, 1996    1995      1996
                             _____    ________  ________  ________
Net Loss                               ($5,319)    ($435)  ($5,319)

Debt paid by Shareholder
 on behalf of Company                    5,000               5,000

Cash Flows From Operations                (319)     (435)     (319)
                                      ________  ________  ________

Net Cash Flow From
 Investing Activities                        0         0         0
                                      ________  ________  ________

Net Cash Flow From
  Financing Activities                       0         0         0


Net Increase (Decrease)
 In Cash                                  (319)     (435)     (319)
Cash At Beginning Of Period              1,384     1,819     1,384
                                      ________  ________  ________

Cash At End Of Period                   $1,065    $1,384    $1,065




Non-Cash Transactions:
     Stock issued for Company debt paid by Shareholder.





          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -4-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Shareholders' Equity
________________________________________________________________________________
                                Number Of           Additional
                                  Common    Common   Paid-In   Retained
                        Notes     Shares    Stock    Capital   Deficit    Total
                        _____   ________  ________  _________  ________  _______
Balance At
 December 31, 1994               188,600       $19   $149,981 ($148,181)  $1,819

Net Loss
 December 31, 1995                                                 (435)    (435)
                                ________  ________  _________  ________  _______
Balance At
 December 31, 1995               188,600        19    149,981  (148,616)   1,384

Net Loss
 At December 31, 1996                                            (5,319)  (5,319)

Issuance of
 Common Stock                    100,000        10      4,990              5,000
                                ________  ________  _________  ________  _______

Balance At
 December 31, 1996               288,600       $29   $154,971 ($153,935)  $1,065




























          The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                  -5-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Years Ended December 31, 1996 and 1995

Note 1 - Organization and Summary of Significant Accounting
Policies

Organization:

On October 16, 1986 Princeton Oil & Gas, Inc. (the Company) was incorporated under the laws of Colorado, for the purpose of gas exploration. In December 1989 the Company ceased operations in the oil and gas business. On January 1, 1996 the Company's new management decided to search for a merger or acquisition candidate and, therefore, has entered into the development stage. In November 1996 the Company changed its name to Princeton Management Corporation.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Income Taxes:

In 1986 the Company elected to have its income taxed under section 1372 of the Internal Revenue Code which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or State income taxes is included in these financial statements.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes for the years ended December 31, 1996 and 1995 was $-0-.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts.
Actual results could differ from those estimates.

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Years Ended December 31, 1996 and 1995


Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net
(loss) for the period by the weighted average number of shares outstanding at December 31, 1996 and 1995.


Note 2 - Capital

The Company initially authorized 245,000 shares of $.001 par value common stock.

In November 1996, the Company amended the Articles of Incorporation and authorized 100,000,000 shares of common stock of $.0001 par value per share and 20,000,000 shares of Preferred Stock at $.01 par value per share.

Additionally, amendment of the articles changed the name of the Company from Princeton Oil and Gas, Inc. to Princeton Management
Corporation.

In November 1996, 100,000 shares of common stock were issued to a shareholder in exchange for debt paid by the shareholder on behalf of the Company.


Note 3 - Related Party Events

The Company maintains a mailing address provided by an officer and director on a cost free basis. The office is located at 5650
Greenwood Plaza Blvd., Suite 216, Englewood, CO 80111. No expense has been recorded as the value of the address is considered immaterial.

                             PART IV

Item 1.  Exhibit Index

No.                                                     Sequential
                                                         Page No.
     (3)  Articles of Incorporation and Bylaws.

3.1       Articles of Incorporation and Amendment
          to Articles of Incorporation                       *

3.2       Bylaws                                             *

3.3       Certificate of Good Standing                       *

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreement by the
          Company's Shareholders                             *

   27     Financial Data Schedule                             36

_________________
*     Previously filed


                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this
   amendment to its     registration statement to be signed on its
behalf by the undersigned, thereunto duly authorized.

                              PRINCETON MANAGEMENT CORPORATION
                              (Registrant)

                              Date:     March 13    , 1997


                              By:/s/ Greg Simonds
                                 Greg Simonds,
                                 President

                  PRINCETON MANAGEMENT CORPORATION
                  _____________________________

                           EXHIBIT 27

                  _____________________________

                     FINANCIAL DATA SCHEDULE

                  _____________________________